

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

<u>Via E-mail</u>
Ms. Cynthia A. Russo
Executive Vice President and Chief Financial Officer
Micros Systems, Inc.
7031 Columbia Gateway Drive
Columbia, Maryland 21046

      Re: **Micros Systems, Inc.**
                Form 10-K for the Fiscal Year Ended June 30, 2012
                Filed August 29, 2012
                File No. 000-09993

Dear Ms. Russo:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief